Laboratory Corporation of America-Registered Trademark-Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact:  336-436-4855                  Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                     www.labcorp.com


LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK-
ANNOUNCES  DEFINITIVE AGREEMENT TO ACQUIRE PATH LAB IN NEW ENGLAND


Burlington, NC, March 26, 2001 - Laboratory Corporation of
America-Registered Trademark- Holdings (LabCorp-Registered
Trademark-) (NYSE: LH) today announced that it has entered into a definitive agreement with privately-held Path Lab
Holdings, Inc. (Path Lab) to acquire all of its outstanding stock. Path Lab, a leading regional clinical laboratory established in 1971, is based in Portsmouth, New Hampshire.
Terms of the definitive agreement were not disclosed. The transaction, which is expected to be completed in approximately one month, is subject to certain, normal closing conditions including expiration of the waiting periods under the Hart Scott Rodino Antitrust Improvements
Act.

LabCorp plans to use Path Lab's facilities and seasoned management team to form the cornerstone of its expansion into New England. Maintaining one full-service and three limited-service laboratories, as well as 38 patient service centers in New Hampshire, Massachusetts, Rhode Island and Maine, Path Lab will significantly improve LabCorp's service in those markets. Path Lab also has cooperative testing arrangements with a number of area hospitals to enhance service levels and optimize the use of local testing capacity. These hospitals utilize Path Lab's lab management and information technology support programs for advanced connectivity and billing solutions.

"LabCorp currently has a limited presence in New England, while Path Lab has significant business in the area," noted Thomas P. Mac Mahon, chairman and chief executive officer. "Path Lab fits well into our strategy to make selective acquisitions. In this instance, we are expanding into New England with a company that has proven management expertise, particularly in hospital lab outsourcing and management, and in serving the esoteric testing needs of hospitals. The combination of Path Lab's excellent management team and solid regional presence strengthens our ability to effectively service current customers and to attract new customers in that region."

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The first clinical laboratory to fully embrace genomic
testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies.
As a national laboratory with annual revenues of $1.9 billion in 2000 and over 18,000 employees, the company offers more than 4,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. LabCorp's National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive PCR methods for testing hepatitis C and other infectious agents, and its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.


Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2000 and subsequent SEC filings.